Exhibit 99.3

PERDIGÃO COMPANIES

MANAGEMENT REPORT –2005

Perdigão S.A.

Stock Exchange Ticker Symbols:

BOVESPA:

PRGA4 – Preferred

PRGA3 – Common

Level I – Corporate Governance

NYSE:

PDA

ADR Level II

Wang Wei Chang

CFO

Investor Relations

Av.Escola Politécnica 760

05350-901 Jaguaré SP

Phone:5511 37185301

Fax 5511 37185297

E-mail:

acoes@perdigao.com.br

Investor Relations web site:

www.perdigao.com.br/ri/eng

Perdigão is one of the largest Latin American food companies and one of the biggest processing meat in the world. The company exports its products for more than 100 countries.

Dear Shareholders,

For Perdigão, 2005 was characterized by the consolidation of progress and achievements resulting in a significant improvement in performance with indicators above the historical average for the Company. This was a reflection of the efficiency of the corporate sales effort, improved agricultural productivity, the successful implementation of projects for ensuring the increase in production capacity, the reduction in costs and expenses and value creation for our investors. This improved performance resulted in better margins in relation to 2004, offsetting the reduction of export revenue due to the 17.3% appreciation in the foreign exchange rate during the year.

Gross sales reached R$ 5.9 billion, a 5.5% growth, with the domestic market increasing by 6.9% and exports by 4.0%. Export revenue could have been even higher were it not for the sharp appreciation in the Real against the US dollar in the period – given that export volume saw a rise of 13.6% in the year.

(The variations in this report are comparisons between 4Q05 and 4Q04 or accumulated data for 2005 against 2004)

OPERATING AND FINANCIAL HIGHLIGHTS – 4Q 05 and 2005

•                  Gross sales were R$ 5.9 billion for the year and R$ 1.6 billion in the quarter, 5.5% higher for the year and 1.2% lower in the quarter.

•                  Volume of frozen and chilled products increased 11.2% and 6.2% for the year and fourth quarter 2005, respectively;

•                  Domestic market sales were 6.9% higher in 2005 and 2.1% up for the fourth quarter with the volume of frozen and chilled products increasing 8.4% and 9.0% for the year and the final quarter, respectively.

•                  Export volume of frozen and chilled products grew 13.6% with revenue 4.0% higher during the year, an increase of 3.6% in volume and a decline of 5% in revenue for the fourth quarter.

•                  Sales volume of higher value-added products was up 13.1% and 10.5% for the year and the final quarter, respectively;

•                  Gross profits were R$ 1.5 billion, 8% higher and representing a gross margin of 28.4%. Fourth quarter gross profits reached R$ 396.3 million, 4.5% higher on a gross margin of 29.5%;

•                  EBITDA reached R$ 655.7 million for the year, 10.2% higher. Meanwhile, the final quarter result was R$ 175.7 million, an increase of 12.3%.

•                  Net income was R$ 360.9 million, 22.1% up for the year, while fourth quarter results were R$ 109.1 million, a jump of 29.4% with a net margin of 7.0% and 8.1%, respectively, for the year and the final quarter;

•                  Perdigão’s shares posted an average daily trading volume during the year of US$ 4.2 million representing an increase of 110%.

EBITDA

R$ Million

CAGR = 25.4%

HIGHLIGHTS - R$ Million	4Q05	% Net Sales	4Q04	% Net Sales	%Ch.
Gross Sales	1,558.6	116.0	1,577.2	115.5	(1.2)
Domestic Market	873.6	65.0	855.9	62.7	2.1
Exports	685.0	51.0	721.2	52.8	(5.0)
Net Sales	1,343.3	100.0	1,365.9	100.0	(1.7)
Gross Profit	396.3	29.5	379.2	27.8	4.5
EBIT	146.4	10.9	135.6	9.9	7.9
Net Income	109.1	8.1	84.3	6.2	29.4
EBITDA	175.7	13.1	156.4	11.5	12.3
EPS*	2.45		1.89		29.4
Frozen and Chilled Products (thousand tons)	340.0		320.1		6.2

HIGHLIGHTS - R$ Million	2005	% Net Sales	2004	% Net Sales	% Ch.
Gross Sales	5,873.3	114.2	5,567.3	114.0	5.5
Domestic Market	3,035.8	59.0	2,840.1	58.2	6.9
Exports	2,837.5	55.1	2,727.2	55.8	4.0
Net Sales	5,145.2	100.0	4,883.3	100.0	5.4
Gross Profit	1,459.3	28.4	1,350.9	27.7	8.0
EBIT	547.2	10.6	498.3	10.2	9.8
Net Income	361.0	7.0	295.6	6.1	22.1
EBITDA	655.7	12.7	595.0	12.2	10.2
EPS*	8.11		6.64		22.1
Frozen and Chilled Products (thousand tons)	1,268.9		1,141.3		11.2

*Earnings per share (in Reais), excluding treasury shares

SECTORIAL PERFORMANCE

During 2006, company performance in both domestic and international markets should benefit from GDP growth, controlled inflation, export business, greater international credibility, declining unemployment, the improvement in disposable incomes and the opportunities arising from avian influenza outbreaks elsewhere.

Exports

Brazilian exports continued to post vigorous growth. According to the Brazilian Association of Chicken Producers and Exporters (ABEF), exports of poultry meat during 2005 reported a year-on-year increase of 14% to 2.8 million tons.

Overseas shipments of pork meat amounted to 625,000 tons, 23% up from 2004 based on Brazilian Pork Meat Industry and Exporters Association (ABIPECS) data.

USDA forecasts for 2006 show Brazilian exports of poultry meat growing by 7% while overseas sales of pork meat remain stable.

Domestic Market

According to statistics published by AC Nielsen do Brasil Ltda, the domestic market for processed/elaborated products reported the following performance in volume terms: a growth of 10.2% in the consumption of specialty meats and 16.2% for frozen pizzas – accumulated percentage up to December 2005; frozen meat products reported an increase of 7.3%, while the frozen pasta segment climbed 13.4%, based on accumulated data to November 2005.

After several consecutive years of declining real incomes, 2005 was marked by a reversal in this movement with real incomes of the working population growing by close to 2% in relation to 2004. Total real salaries grew 5%, while employment numbers were up by about 3%. Forecasts for 2006 are for a similar or greater increase in total salaries together with a weakening in the demand for personal credit, a fact which should lead to improved consumption of non-durable goods.

Raw Materials

The world outlook appears fair for corn and soybean supplies. The US 2005/06-soybean crop is estimated at 84 million tons in the most recent USDA report. While slightly down from the 2004/05 crop, this is still the second largest on record and is pushing up inventory, thus maintaining international prices at depressed levels.

This factor associated with an appreciated Real resulted in a 25% decline in domestic market prices in 2005 against 2004. Soybean and soybean product acquisition costs in 2006 as a whole are forecasted to drop by around 5% in relation to 2005.

Meanwhile, in the case of corn, while the scenario in the international market is similar, the poor domestic crop has resulted in Brazil becoming a net importer – the consequence being a much smaller reduction in prices of 6% over 2004 compared with the trajectory of soybean quotations. It is estimated that 2006 prices could slip lower – also in the region of 5% – due to the increase in the domestic crop and continuing depressed world prices.

Animal Health Questions

Brazil and the world as a whole are facing the challenge of animal health problems that are impacting the meat products segment. An example is foot and mouth disease outbreaks in the states of Mato Grosso do Sul and Paraná, leading to the ban on beef and pork meat exports from these states by some importing countries.

Avian influenza is another cause for concern. Bird flu has already been present for a long period in certain producing countries with outbreaks already having spread to some regions of Europe. The initial reaction has been declining consumption and prices in some markets although this scenario should subsequently be reversed, potentially creating opportunities for Brazilian products.  According to research by avian influenza experts, the chances of this type of virus reaching Brazil are low due to the country’s climatic characteristics and the sanitary conditions under which animals are kept.

The operational plan for the prevention of Newcastle and Avian Influenza diseases announced on January 12 2006 by the Brazilian Ministry of Agriculture provides for the allocation of funds for the re-equipment of laboratories, the installation of sanitary barriers along state lines, the training of human resources, and education campaigns. The document, which is the result of a consensus between the government and the private sector, lists a series of measures for preventing, containing and monitoring poultry diseases should they occur in Brazil. Among the principal points agreed are controls on the movement of poultry and products that might be instrumental in spreading the disease.

Perdigão employs one of the most advanced traceability processes throughout its production chain. Its plants are located in several Brazilian states, giving the Company the flexibility to adjust production to meet the demand from more than 100 poultry product-importing countries and more than 25 pork meat importers, in addition to the existing 84,700 domestic market customers. We expect to be able to weather this period and with the minimum impact on Company earnings, using our experience and competence to ameliorate any adverse factors that may arise.

INVESTMENTS AND PROJECTS

The year’s capital expenditures amounted to R$ 280.0 million, 153.5% up on 2004. In the final quarter 2005, investments totaled R$ 107.1 million, 110.6% greater than the fourth quarter 2004.

In line with the sustained growth planned for the next few years, Perdigão announced investments in the acquisition of industrial units, expansion in production capacity, logistical structure and the entry into new segments and production lines, the following projects being particularly worthy of note:

•                  Expansion in poultry and pork meat production and processing at the Rio Verde Agroindustrial Complex in the state of Goiás - GO;

•                  Expansion, modernization and improvement in the industrial units in the states of Santa Catarina - SC, Rio Grande do Sul - RS and Paraná - PR;

•                  Improvements in infrastructure and logistics, including the mega Distribution Centers (DCs) projected to match the production flows from the industrial complexes in the states of Santa Catarina and Rio Grande do Sul and to facilitate cargo preparation and dispatching from Videira-SC and Marau-RS to DCs nationwide;

•                  On March 28, the leasing of Prontodellis’ installations with a production capacity of 400 tons/month, exclusively for the manufacture of cooked chicken, turkey and beef products.

•                  Implementation of the Mineiros Agroindustrial Complex in the state of Goiás for the production of special poultry (turkey and Chester®), with investments set at R$ 165 million between 2005 and 2007, operations at full capacity by 2008, when daily slaughtering levels should be up to 140,000 head of poultry and processing at 81,000 tons/year;

•                  In order to meet the growing demand for chicken meat exports, on June 20, the Company acquired certain assets in Nova Mutum – state of Mato Grosso (MT), including a chicken slaughtering facility, a hatchery, an animal feed plant, grain storage facilities and a soybean roasting installation; the Nova Mutum unit has a capacity of 60,000 chicken/day – currently being expanded to 140,000 chickens/day. The total value of the investment involved in the operation amounted to approximately R$ 40 million.

•                  Entry into the beef business, announced on September 22 with the focus primarily on exports, through the signature of an industrial services contract with Arantes Alimentos Ltda., which operates a plant in Cachoeira Alta-GO. The target is to achieve production of approximately 60,000 tons of beef products in 2006 and enhance sales by about R$ 270 million.

•                  A service agreement was signed on December 1 with Gale Agroindustrial located in Jataí-GO for the slaughtering of poultry and the supply of animal feed. The unit has a slaughtering capacity of 90,000 head of poultry/day. In addition, the company acquired a hatchery and a poultry-breeding farm in Jataí representing an investment of approximately R$ 30 million.

•                  On July 12, the company inaugurated the Perdigão Services Center – CSP in Itajaí (SC) for centralizing important administrative services previously dispersed throughout various regions of the country. The CSP will be responsible for running such corporate areas as Finance, Controller’s Office, Human Relations, Information Technology (IT), Supply and Sales Support.

•                  The beginning of implementation of ATP – Perdigão Total Service – which involves the creation of a competitive differential for serving the markets. ATP also provides a view of profitability based on market and product mix over the medium term, allows equilibrium between supply and demand through the process of managing orders, inventory, demand and integrated planning and controls the performance of the supply chain operating and planning processes through the implementation of performance indicators.

On December 28, 2005, the Company announced to the market that it shares some industrial units with Batávia S.A. in Carambeí-PR. This proximity and the potential synergies between the two companies have led to negotiations concerning an eventual acquisition of a controlling stake in Batávia S.A. by Perdigão.

OPERATING PERFORMANCE

Production

During the quarter, 520.6 million head of poultry and 3.6 million head of hogs were slaughtered, representing growth of 6.9% and 12%, respectively. In the new segment – beef cattle, the slaughtering of which began in December, 9,600 animals were slaughtered.

Production of frozen and chilled products grew 12.8%, poultry and pork meats recording 11% and 15% increases during the year. The fourth quarter of 2005 saw production of frozen and chilled products up by 12.1%, poultry meats, 12% and pork meat, 10.9% while beef production increased by 29.7%.

Production	4Q 05	4Q 04	% Ch.	2005	2004	% Ch.
Poultry Slaughter (million heads)	134.8	123.7	9.0	520.6	487.1	6.9
Hog Slaughter (thousand heads)	872.7	807.8	8.0	3,560.9	3,180.1	12.0
Poultry Meats (thousand tons)	192.3	171.7	12.0	726.5	654.3	11.0
Pork/Beef Meats (thousand tons)	138.0	123.0	12.2	532.1	461.4	15.3
Total Meats (thousand tons)	330.3	294.7	12.1	1,258.5	1,115.7	12.8
Other Processed Products (thousand tons)	5.8	5.3	9.4	22.4	19.8	13.1
Feed and Premix (thousand tons)	802.8	738.6	8.7	3,094.1	2,908.0	6.4
One-day Chicks (million units)	143.6	130.5	10.0	546.7	511.1	7.0
Soybean Crushing (thousand tons)	33.1	128.7	(74.3)	357.7	554.3	(35.5)
Degummed Oil (thousand tons)	5.6	23.0	(75.8)	62.4	99.1	(37.0)
Refined Oil (thousand tons)	—	14.5	(100.0)	40.4	65.8	(38.7)

In July, as part of the focus on its core business, Perdigão signed commercial agreements with Bunge Alimentos, providing for the sale of the assets of the soybean crushing and oil refining unit in Marau-RS with a processing capacity of a thousand tons of soybeans/day. Also included under the agreement was the licensing of the Perdigão and Borella cooking oil brands to Bunge, while Bunge is to supply soybean meal to Perdigão’s animal feed plants in Catanduvas (SC), Marau and Gaurama (RS) for a seven-year period.

Consequently, the soybean crushing business declined 35.5% during the year and 74.3% in the final quarter, as well as degummed and refined oil, the output of which fell 37.0% and 38.7%, respectively, during the year for similar reasons.

Domestic Market

The domestic market recorded sales of R$ 3.0 billion during the year and R$ 873.6 million in the final quarter, representing increases of 6.9% and 2.1%, respectively.  In the second quarter 2005, the Company sold the soybean unit in Marau-RS, whose sales of soybean oil products accounted for about 3% of sales, the impact of this initiative having a negligible impact on overall operating results.

Frozen and chilled product sales volume grew 8.4% during the year, driven by the sale of processed/elaborated products, which reported a growth of 6.3% and by in-natura poultry products – a 28.3% increase. The latter performance represented the acquisition of the Nova Mutum-MT unit, which allowed Perdigão to ramp up sales volumes of these products in the domestic market. In the fourth quarter, the sale of frozen and chilled products increased by 9%, the highlight here being elaborated products, which recorded a strong growth of 8.4%.

Average prices in the domestic market were 2.8% higher against an increase in costs of only 1.3%. In the final quarter of the year, average prices registered a fall of 1.9%, with only seasonal specialty products reporting increases in prices. Average costs were 5.1% lower.

	Tons (thousand)			Sales (R$ million)
Domestic Market	4Q 05	4Q 04	% Ch.	4Q 05	4Q 04	% Ch.
In-Natura	15.9	11.7	36.1	61.0	48.0	26.9
Poultry	13.1	9.2	42.4	51.5	38.4	33.9
Pork/ beef	2.8	2.5	13.1	9.5	9.6	(1.4)
Elaborated/Processed (meats)	144.6	135.4	6.8	715.6	681.1	5.1
Other Processed	6.3	5.8	7.8	47.6	45.2	5.4
Total Frozen and Chilled	166.8	152.9	9.0	824.2	774.3	6.4
Soybean Products	14.6	33.2	(56.2)	12.1	47.6	(74.6)
Others	—	—	—	37.4	34.1	9.7
Total	181.3	186.2	(2.6)	873.6	855.9	2.1
Total Elaborated/Processed	150.9	141.3	6.8	763.2	726.3	5.1

	Tons (thousand)			Sales (R$ million)
Domestic Market	2005	2004	% Ch.	2005	2004	% Ch.
In-Natura	59.2	46.2	28.3	225.1	180.7	24.6
Poultry	49.3	34.5	42.6	186.3	135.3	37.7
Pork/ beef	10.0	11.6	(14.0)	38.8	45.4	(14.4)
Elaborated/Processed (meats)	492.5	463.4	6.3	2,332.6	2,127.9	9.6
Other Processed	25.2	22.7	11.0	192.7	171.7	12.3
Total Frozen and Chilled	576.9	532.2	8.4	2,750.4	2,480.2	10.9
Soybean Products	119.9	146.6	(18.3)	155.9	235.0	(33.7)
Others	—	—	—	129.5	124.8	3.8
Total	696.8	678.9	2.6	3,035.8	2,840.1	6.9
Total Elaborated/Processed	517.7	486.1	6.5	2,525.3	2,299.6	9.8

The Company launched the following products on the domestic market during the year: Perdigão branded items: – Bologna Ouro mini sausage, small calabrese pizza, mini salami, Hot Wings, Donutz – seasoned, breaded, ring-shaped chicken pieces, Rock Dog – frankfurter roll, Panino – pizza filled with ham, cheese, tomatoes and oregano, boneless Chester®, ham and cheese lasagna in tomato sauce, chicken steak flavored calabrese, vegetable stroganoff and lasagna, cooked and smoked breast of turkey, half chicken with Catupiry®  and half mozzarella pizza, chicken bologna sausage, vegetable patitas, manioc croquettes, Turma da Mônica chicken and carrot hamburgers and Turma da Mônica margarine. The following Batavo branded items were launched: chicken fingers, smoked ham pâté, chicken hamburgers, mini cheese bread, smoked freski ham, bologna sausage without lard pieces, mini croc - mini breaded chicken pieces, pizza Bahiana – with cheese, pepper, sausage and onion, paio and thin sausage, smoked freski chicken breast, west burguer, turkey meat – specialiteye.

Also included in Perdigão’s product portfolio is the first nationwide brand of margarine for the infant market (under the Turma de Mônica name). The new product is vitamin-enriched with an accentuated milk flavor. The Company has also launched a traditional version of the product with butter flavor to meet consumer preferences and sold under the Borella brand name. Perdigão has signed a partnership agreement with Coamo Agroindustrial Cooperativa of Campo Mourão (PR) to manufacture the new line.

The Company increased its accumulated market share as follows: by 80 basis points in the specialty meats segment, 40 basis points for frozen meats, 10 basis points for pastas and 160 basis points for frozen pizzas.

Market Share (%)

Source: AC Nielsen do Brasil Ltda

The improvement in volume and mix to institutional customers market has increased as shown in the following graph:

Distribution Channels

In revenues

Exports

Exports amounted to R$ 2.8 billion, 4% higher for the year. The fourth quarter accounted for R$ 685.0 million, a year-on-year drop of only 5% considering the excellent sales performance in the same quarter of 2004. The overseas market was boosted by the increase in sales volume of 13.6% for the year and 3.6% in the quarter. However, export revenue in Reais was significantly impacted by the appreciation of the Real against the US dollar (17.3% for the year and 17.5% for the final quarter).

Growth in chilled and frozen sales volume was buoyant in the elaborated/processed product segment – 54.4% higher for the year and 30% up for the final quarter. This was a reflection of the Company’s policy of internationalization with the opening of overseas offices, further development of traditional markets, and an increased customer base, in addition to the launching of new products.

	Tons (thousand)			Sales (R$ million)
Exports	4Q 05	4Q 04	% Ch.	4Q 05	4Q 04	% Ch.
In-Natura	139.5	141.4	(1.3)	522.5	565.0	(7.5)
Poultry	109.7	117.0	(6.3)	392.1	429.1	(8.6)
Pork/ beef	29.9	24.4	22.2	130.4	135.9	(4.0)
Elaborated / Processed (meats)	33.3	25.6	30.0	160.5	153.5	4.6
Total Frozen and Chilled	173.2	167.2	3.6	685.0	719.5	(4.8)
Total	173.2	167.3	3.5	685.0	721.2	(5.0)
Total Elaborated / Processed	33.7	25.8	30.7	162.5	154.5	5.2

	Tons (thousand)			Sales (R$ million)
Exports	2005	2004	% Ch.	2005	2004	% Ch.
In-Natura	573.7	532.6	7.7	2,231.7	2,180.1	2.4
Poultry	453.5	441.2	2.8	1,653.0	1,723.3	(4.1)
Pork/ beef	120.2	91.4	31.5	578.7	456.8	26.7
Elaborated / Processed (meats)	117.3	76.0	54.4	598.7	540.3	10.8
Total Frozen and Chilled	692.0	609.1	13.6	2,835.7	2,723.5	4.1
Total	692.2	609.5	13.6	2,837.5	2,727.2	4.0
Total Elaborated / Processed	118.3	76.4	54.7	604.1	543.4	11.2

The leading markets reported the following highlights:

•                  Middle East – an increase of 1.9% in volume and 1.1% in sales. Consumption in this market was strong, as well as reflecting tighter supplies of local products due to sanitary issues and high costs.

•                  Far East – Volume was up by 6.9%, although sales were off by 2.8%, with good demand posted by the Japanese market and dollar prices up on the previous year.

•                  Europe – With volume 15.2% higher and sales down 6.2%, there was an improvement in product mix in this market.

•                  Eurasia – This market recorded strong demand, recording an increase of 32.5% in volume and 32.4% in revenue, especially for pork meat and processed products;

•                  Africa, the Americas and Other Countries – These markets recorded growth of 31.6% in volume and 21.5% in sales, principally due to the increased sales volume of processed items and a more diversified customer base.

Exports by Region

(% of Net Sales)

Average prices climbed by about 11.6% in US dollars (FOB) over the year –, a reflection of market performance and the improvement in the product portfolio. This however, was partially offset by an average appreciation of 17.3% in the Real against the US dollar leading to an 8.4% fall in average prices in Reais (Net Sales). As for the final quarter compared with the same quarter for 2004, prices increased by 14.9% (dollars – FOB), against a fall in average prices in Reais of 8.1% (Net Sales). The fall of 9.7% in average costs during the year and 10.3% in the final quarter also contributed to the cushioning of the impact of exchange rate fluctuations on margins in this market.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

Net sales reached R$ 5.1 billion, 5.4% higher in the year. In the final quarter of 2005, net sales were R$ 1.3 billion, 1.7% down on the same quarter in 2004. The good performance of frozen and chilled product sales volume of 11.2% for the year and 6.2% in the quarter, contributed favorably to performance, which was adversely affected by the continuous decline in the US dollar against the Real.

The accumulated relative share of higher value-added products (elaborated/processed) increased from 46.3% to 48.4% of net sales, a growth of 10.1% in net sales and 13.1% in volume for the year, driven by the increase in exports of specialty and frozen products.

Breakdown of Net Sales (%)

Cost of Sales

Cost of sales registered an increase of 70 basis points for the year, representing 71.6% of net sales against 72.3% for the preceding year, and rising 4.3% less than sales in absolute values. The final quarter reported a fall of 4% in the cost of sales, with a decline from 72.2% to 70.5% of net sales.

Among the leading factors contributing to this performance, we would highlight enhanced productivity, further optimization of industrial processes, the reduction in the principal raw material costs (soybeans, soybean meal, corn, live hogs from third parties and industrial meats), as well as increased output from the regions of the Brazilian Mid West.

On the other hand, Perdigão recorded increased labor costs reflecting additional manpower required to meet the requirements for planned capacity increases. The Company also saw a rise in other costs such as freight, electricity and packaging.

Gross Margin and Gross Profit

The Company reported improved performance for the year as a whole as well as the final quarter due both to performance in frozen and chilled product sales – particularly exports - and also the reduction in costs.  This boosted gross profits by 8% to R$ 1.5 billion in the year and by 4.5% to R$ 396.3 million in the final quarter in relation to the same period in 2004.

Consequently, the gross margin for the year reached 28.4% against 27.7%, a 70 basis points gain. Comparative results for the quarter were even better with the gross margin widening by 170 basis points to 29.5% in relation to the same quarter for the previous year of 27.8%.

Operating Expenses

Operating expenses amounted to 17.7% of net sales against 17.5% in 2004, with an increase of 7% during the period. The Company was able to maintain its operating expenses steady in relation to net sales thanks to the benefits of its logistics project which offset external factors impacting selling expenses. These factors included increased freight costs arising from heavy rainfall affecting the Company’s main export port of Itajaí-SC, all dockside movement being interrupted for six days in the third quarter. In addition, in the fourth quarter, the agricultural inspectors’ strike delayed shipments, consequently resulting in higher warehousing costs.

Results and Operating Margin

Operating profit before financial expenses totaled R$ 547.2 million, an increase of 9.8%, reflecting excellent sales volume, improved product mix and a reduction in costs. This result was achieved in spite of the impact of exchange rate appreciation on export revenues. In the final quarter, operating profit reached R$ 146.4 million, 7.9% higher compared with the same quarter in 2004.

The operating margin was 10.6% against 10.2% reported for the previous year. In the final quarter, the Company reported a significant increase in margin from 9.9% to 10.9%.

Financial Results

Perdigão successfully cut its financial expenses by 29.8% for the year. This was largely due to the revenue generated from discounts on the pre-payment of long-term liabilities and the absence of expenses on fixed grain contracts compared with the preceding year.

R$ Million			On 12/31/05	On 12/31/04
Debt	Short - Term	Long - Term	Total	Total	% Ch.
Local Currency	250.2	132.7	382.8	518.8	(26.2)
Foreign Currency	298.5	992.7	1,291.2	652.8	97.8
Gross Debt	548.7	1,125.4	1,674.0	1,171.5	42.9
Cash Investments
Local Currency	169.0	—	169.0	166.7	1.4
Foreign Currency	648.7	91.6	740.4	231.0	220.5
Total Cash Investments	817.7	91.6	909.3	397.7	128.7
Net Debt	(269.0)	1,033.7	764.7	773.8	(1.2)
Exchange Rate Exposure - US$ Million			(84.8)	14.4	—

(1) The Company consolidated the FIDC – the Perdigão Credit Rights Investment Fund and classified the ACEs – Advances Against Export Contracts in the liabilities as from this quarter in the amount of R$ 187.8 million (R$ 284.7 million in 2004); see explanatory notes 13 and 14.

In spite of higher capital expenditures and working capital requirements, net debt fell 1.2% in the year, equivalent to 1.2 times the ratio of net debt to EBITDA.

Net Income and Net Margin

Net income increased 22.1% for the year, reaching R$ 361 million. These earnings were mainly achieved due to an aggressive sales campaign during the period, improvements in processes and the reduction in costs. In the final quarter, net income reported an increase of 29.4% to R$ 109 million, impacted positively by export performance as well as strong domestic consumption during the year-end holiday period.

The net margin during the year was 7.0% against 6.1% recorded in the previous year, while the Company registered a net margin of 8.1% for the final quarter against 6.2% in the same quarter in 2004.

EBITDA

Operating cash generation as measured by EBITDA reached R$ 655.7 million, a 10.2% increase for the year and representing an EBITDA margin of 12.7% against 12.2% for 2004.

Perdigão recorded EBITDA for the final quarter of R$ 175.7 million, 12.3% up equivalent to an EBITDA margin of 13.1% against 11.5% in the fourth quarter 2005 and above the Company’s historical average.

EBITDA	4th Quarter			YTD.
R$ Million	2005	2004.	% Ch	2005	2004.	% Ch
Operating Income Bef. Finan. Exp.	146.4	135.6	7.9	547.2	498.3	9.8
(+) Depreciation, amortization, and depletion	30.4	26.9	13.0	117.3	105.3	11.5
(+ -) Other Operating Results	(1.1)	(6.1)	(82.3)	(8.9)	(8.6)	3.9
= EBITDA	175.7	156.4	12.3	655.7	595.0	10.2

SHAREHOLDERS’ EQUITY

Shareholders’ Equity totaled R$ 1.2 billion, compared with R$ 970.1 million, 26% higher than the accumulated amount for the preceding year, with an annualized return of 37.2%.

INTANGIBLE ASSETS

Among Perdigão’s main competitive advantages, the most important are: the Perdigão brand name – one of the most valuable in Brazil, the Company’s human capital, management policy and management tools, the technological and environmental processes, and competence and innovation providing the basis for the Company to export to various continents. All such intangible assets result in the creation of value, which – while not being measurable in absolute terms – can be identified and evaluated by our stakeholders.

STOCK MARKET

The Company’s shares quoted on the local stock exchange and ADRs recorded a performance above the leading Brazilian and international indexes for the year, the capital markets overall sustaining their activities in spite of the political crisis in Brazil.

Perdigão’s shares appreciated 37.7% over the year against the Ibovespa’s appreciation of 27.7%. Trading volume was 9.8% higher for the year as a whole, and 20.6% up for the final quarter of the year.

While the Dow Jones slipped by 0.6% for the year, Perdigão’s ADRs climbed 54.6%. The accumulated trading volume for the year rose 4% and increased 37.9% in the final quarter.

PRGA4	4Q 05	4Q 04	2005	2004
Share Price - R$*	78.90	57.30	78.90	57.30
Traded Shares (volume)	12.3 million	10.2 million	33.9 million	33.6 million
Performance	1.7%	25.1%	37.7%	132.0%
Bovespa index	5.9%	12.7%	27.7%	17.8%
IGC - Brazil Corp. Gov. Index	11.8%	22.1%	43.8%	37.9%

PDA	4Q 05	4Q 04	2005	2004
Share Price - US$*	68.32	44.20	68.32	44.20
Traded ADRs (volume)	901.2 thousand	653.4 thousand	2.6 million	2.5 million
Performance	(2.1)%	38.5%	54.6%	154.8%
Dow Jones Index	1.4%	7.0%	(0.6)%	3.1%

*Closing Price

The average daily financial trading volume for the combined domestic and international markets amounted to US$ 4.2 million during the year, representing an increase of 110% compared with the same period in 2004. The volume accounted for 40.7% of the Brazilian food sector’s entire trading activity on the Bovespa and 42.5% of the sector’s ADRs on the New York Stock Exchange.

Shares Performance Compared with Bovespa Index	ADR Performance Compared with Dow Jones Index

Perdigão is a component of the theoretical portfolios of the following Bovespa indexes: 50–IBrX50 Brazil Index, IbrX Brazil Index, Special Corporate Governance Stock Index–IGC, Special Tag Along Stock Index– ITAG, Corporate Sustainability Index–ISE, Valor Bovespa Index– IVBX-2.

SOCIAL BALANCE

The Company created 4,200 new job opportunities during the year, ending 2005 with a workforce of 35,556, an increase of 13.2%. These additional employees were allocated to the industrial units where output is being expanded, and also to the commercial area in the light of domestic and international market demand.

Main Indicators	12.31.2005	12.31.2004	% Ch.
Number of Employees	35,556	31,406	13.2
Net Sales per Employee/year - R$ thousands	144.7	155.5	(6.9)
Productivity per Employee (tons/year)	36.1	36.3	(0.6)

Perdigão allocated an additional 21.1%, totaling R$ 85.9 million, to benefits and social programs, such as nutrition, health care, education, culture, transportation, professional training and development, and the private pension fund, among others. An additional 28.5% was invested in the environmental area, amounting to R$ 8.9 million.

Accumulated added value was R$ 1.9 billion, 12.7% more than in 2004.

Distribution of Added Value

CORPORATE GOVERNANCE

Investors

Perdigão was one of 28 companies (the only one in the food sector) selected to be a component of the Corporate Sustainability Index – ISE, which the Bovespa launched on December 1, 2005. The index’s purpose is to measure the return on a portfolio composed of shares of companies recognized as being committed to social responsibility and corporate sustainability, and also for promoting good practices in the Brazilian corporate environment.

On January 16, 2006, management disclosed a note of clarification with respect to studies in progress over approximately the past twelve months on an eventual corporate restructuring at the Company. However, Perdigão informs that no final decision – which in any event will be dependent on shareholder approval -– has yet been taken on this matter. In line with its commitment to the highest standards of corporate governance and transparency for its shareholders, the Company will make a full announcement to the market once a definitive decision is taken.

Shareholder Remuneration

On August 31, 2005, Perdigão distributed R$1.04473514 gross per share to its shareholders and equivalent to a total payout of R$ 46.5 million in the form of Interest on Equity Capital and approved by the Board of Directors on June 20, 2005. On December 19, 2005, the Board of Directors approved a further payment of R$1.08517650 gross per share also in the form of Interest on Equity Capital for a total of R$48.3 million. Payment to shareholders will take place on February 24, 2006. On January 26, 2006, the Board of Directors approved the distribution of R$0.30306758 per share for a total amount of R$ 13.5 million in dividends and also to be credited to shareholders on February 24, 2006.

Audit Committee

At an Ordinary and Extraordinary General Meeting on April 29, 2005, the shareholders approved necessary changes to the corporate bylaws and the implementation of the Audit Committee, the responsibilities of which were attributed to the Fiscal Council. At the same meeting, the Board also selected the Committee’s financial expert in compliance with the requirements of the Sarbanes-Oxley Act.

Consultancy Fees

The amount paid to the independent auditors (Ernst & Young) for consultancy services during the year totaled R$ 433,000, representing 71% of the total fees for audit services contracted in 2005. These consultancy services were contracted and carried out in 2005 and were principally related to international tax consultancy work. The contracting of Perdigão’s auditors for consultancy services is subject to the Board of Directors’ prior approval. This approval is given on the understanding that the consultancy services rendered in no way places at risk the independence and objectivity of the Company’s auditors in the manner the external audit is conducted. Approval is in accordance with the restrictions on performing certain services under the US Sarbanes-Oxley Act.

AWARDS

All areas of the Company received important awards and citations during 2005. This recognition is evidence of the commitment and involvement of all to corporate responsibility which encompasses economic, social and environmental aspects. Among the principal distinctions, we would mention:

•                  Corporate Excellence, Best Company of the Year in the Food Sector category, according to the Brazilian Economics Institute – IBRE of the Getúlio Vargas Foundation - FGV, awarded by the Conjuntura Econômica magazine;

•                  The best Investor return in the food sector awarded by the Estado News Agency, the Company also being ranked among the ten best in Brazil;

•                  GVA 50 Ranking published by the FGV – Best Generation of Gross Added Value of consumer and retail goods and third place in the Brazilian ranking;

•                  Best Annual Report 2004 receiving the highest score ever awarded for this prize by the Brazilian Association of Listed Companies - Abrasca;

•                  Platinum List 2005 – the fifth best in the national ranking out of the 200 best Brazilian companies and first place in the food sector according to Economática and published by Forbes-Brasil.

•                  Honorable Mention in the Grand Prix for the best Investor Relations programs (companies not components of the Ibovespa-IR Awards scheme) and the Best Investor Relations Officer, by IR Magazine.

•                  Institutional Investor Research Group’s outstanding names in the IR ranking for the Latin American Food and Beverage sector as: Leader in Corporate Governance and buy side, based on communication efficiency and improvement in IR practices over the past year and best CFO.

•                  Consumidor Moderno for Excellence in Services to the Customer – Food Category, awarded by Consumidor Moderno magazine;

•                  Product Launch of the Year – Chicken PopCorn – Ready to Serve Category, awarded by Superhiper magazine published by the Brazilian Supermarkets Association - ABRAS;

•                  Foreign Trade Highlight 2005, awarded by the Ministry for Development, Industry and Foreign Trade and by the Foreign Trade Association of Brazil (AEB).

•                  Fritz Müller Award (for the fifth time and the third consecutive occasion) in the Conservation Unit category for the Natureza Viva Environmental Reserve project presented by the Environmental Foundation (FATMA) and the Santa Catarina state government;

•                  Excellence in Social Management – stage 4 considered the most advanced in Social Management, awarded by Editora Expressão;

•                  Exame Guide of Good Corporate Citizenship for the fourth time, Model and Outstanding Company with the Semear Project, Exame Magazine;

•                  Valor for Social Responsibility 2005 – Grand Prix Category, Popular Vote, presented by the newspaper Valor Econômico;

•                  Social Responsibility Certificate 2005 – Large Companies category, granted by the state of Rio Grande do Sul Legislative Assembly.

OUTLOOK

The outlook points to a tendency for improved disposable income in Brazil and an increase in salaried numbers. In addition, although initially triggering falling consumption and prices, the avian influenza outbreak could subsequently generate opportunities by offering favorable conditions for repeating or even surpassing the results reported for last year. Based on our business plan, we are factoring in the following prospects for 2006:

•                  Growth of approximately 10% in frozen and chilled product volume to the domestic market;

•                  Increase of about 15% for frozen and chilled product exports;

•                  Investments of approximately R$ 440 million.

We have opted for a management model that focuses on the businesses and on results, product launches which meet the expectations of our worldwide consumers, prioritizing our intangible assets, and management of the risks of our business, thus promoting corporate responsibility and sustainability.

The commitment and competence of all were fundamental for reaching our targets and we would like to thank our stakeholders for the credibility, support and trust they have placed in us. We continue to count on the same determination in meeting the new challenges that the Company will face in future years.

São Paulo, February 2006.

Eggon João da Silva	Nildemar Secches

Chairman of the Board of Directors

Chief Executive Officer

Consolidated Financial Statements for the Period Ended

December 31, 2005 and 2004

(In thousands of Brazilian Reais, in accordance with Corporate Law)

Balance Sheet	2005	2004
Assets	3,632,220	2,800,144
Current Assets	2,188,607	1,544,158
Noncurrent Assets	227,443	260,550
Permanent	1,216,170	995,436
Investments	15,616	488
Property, Plant and Equipment	1,106,726	918,479
Deferred Charges	93,828	76,469

Liabilities and Shareholders’ Equity	3,632,220	2,800,144
Current Liabilities	1,129,910	1,235,888
Long-Term Liabilities	1,279,515	594,136
Shareholders’ Equity	1,222,795	970,120
Capital Stock Restated	800,000	490,000
Reserves	422,795	480,120

Income Statement	4Q 05	4Q 04	% Ch.	2005	2004	% Ch.
Gross Sales	1,558,617	1,577,156	(1.2)	5,873,297	5,567,291	5.5
Domestic Sales	873,619	855,944	2.1	3,035,826	2,840,057	6.9
Exports	684,998	721,212	(5.0)	2,837,471	2,727,234	4.0
Sales Deductions	(215,271)	(211,272)	1.9	(728,121)	(684,037)	6.4
Net Sales	1,343,346	1,365,884	(1.7)	5,145,176	4,883,254	5.4
Cost of Sales	(947,064)	(986,716)	(4.0)	(3,685,910)	(3,532,385)	4.3
Gross Profit	396,282	379,168	4.5	1,459,266	1,350,869	8.0
Operating Expenses	(249,902)	(243,536)	2.6	(912,046)	(852,586)	7.0
Operating Income Bef. Finan. Exp.	146,380	135,632	7.9	547,220	498,283	9.8
Financial Expenses, net	(20,004)	(17,819)	12.3	(82,726)	(117,789)	(29.8)
Other Operating Results	(1,077)	(6,078)	(82.3)	(8,911)	(8,579)	3.9
Income from Operations	125,299	111,735	12.1	455,583	371,915	22.5
Nonoperating Income	(3,173)	(730)	334.7	(4,457)	(3,480)	28.1
Income Before Taxes	122,126	111,005	10.0	451,126	368,435	22.4
Income Tax and Social Contribution	(4,358)	(23,917)	(81.8)	(62,528)	(47,334)	32.1
Employees/Management Profit Sharing	(8,718)	(2,798)	211.6	(27,634)	(25,482)	8.4
Net Income	109,050	84,290	29.4	360,964	295,619	22.1
EBITDA	175,674	156,425	12.3	655,652	594,975	10.2

EBITDA – Earnings before interest, taxes, depreciation and amortization

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.